FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2007

Silver Wheaton Corp.
(Translation of registrant's name into English)

Suite 3150, 666 Burrard Street, Vancouver, British Columbia V6C 2X8 CANADA
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20 F _____     Form 40 F    X

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____     No    X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

EXHIBIT INDEX

The following is a list of Exhibits included as part of this Report on Form 6-K:

99.1	News Release dated October 31, 2007

99.2	Third Quarter Financial Statements

99.3	CEO Certification

99.4	CFO Certification

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Silver Wheaton Corp.
(Registrant)

Date: October 31, 2007	By:	/s/ Peter Barnes
Name

	Its:	President and Chief Executive Officer
(Title)

FOR IMMEDIATE RELEASE	TSX: SLW
October 31, 2007	NYSE: SLW

SILVER WHEATON REPORTS Q3 EARNINGS OF US$19 MILLION AND OPERATING CASH FLOWS OF US$27 MILLION

Vancouver, British Columbia – Silver Wheaton Corp. (TSX, NYSE:SLW) is pleased to announce third quarter net earnings of US$19.2 million (US$0.09 per share) and operating cash flows of US$27.1 million (US$0.12 per share).

HIGHLIGHTS

  Net earnings of US$19.2 million ($0.09 per share) from the sale of 3.1 million ounces of silver, compared with US$22.5 million ($0.10 per share) from the sale of 3.5 million ounces of silver in 2006.

  Operating cash flows of US$27.1 million (US$0.12 per share), compared with US$28.3 million (US$0.13 per share) in 2006.

  Cash and cash equivalents at September 30, 2007 of US$7.0 million (December 31, 2006 - US$60.0 million).

  On July 24, 2007, the Company entered into a transaction to acquire 25% of the life of mine silver production from Goldcorp’s Peñasquito project located in Mexico, for an upfront cash payment of US$485 million. In addition, a per ounce cash payment of the lesser of US$3.90 and the prevailing market price is due (subject to an inflationary adjustment commencing in 2011), for silver delivered under the contract.

  On July 24, 2007, the Company entered into a credit agreement with the Bank of Nova Scotia and BMO Capital Markets, as co-lead arrangers and administrative agents, to borrow US$200 million under a non revolving term loan (the “Term Loan”) and up to US$300 million under a revolving term loan (the “Revolving Loan”). The Revolving Loan is for a period of 7 years and the Term Loan is to be repaid in equal installments over a period of 7 years, however, prepayments are allowed at any time. In order to fund the Peñasquito transaction the Term Loan was drawn in full and the Revolving Loan was drawn in the amount of US$246 million.

“We are pleased that mine production levels showed a 10% improvement over the second quarter,” said Peter Barnes, President and Chief Executive Officer of Silver Wheaton, “although most of this improvement will not be reflected in our operating results until the fourth quarter, due to timing of product shipments.”

Conference Call

A conference call will be held Thursday, November 1, 2007 at 11:00 am (Eastern Time) to discuss these results. To participate in the live call use one of the following methods:

Dial toll free from Canada or the US	1-866-540-8136
Dial from outside Canada or the US	1-416-340-8010
Live webcast	www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and you can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US	1-800-408-3053
Dial from outside Canada or the US	1-416-695-5800
Pass code	3238546#
Archived webcast	www.silverwheaton.com

Silver Wheaton is the largest public mining company with 100% of its operating revenue from silver production. The Company expects to have silver sales of approximately 13 million ounces for the year ended December 31, 2007, increasing to 28 million ounces by 2012. Silver Wheaton is unhedged and well positioned for further growth.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s annual information form for the year ended December 31, 2006 incorporated by reference into Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

David Awram
Director, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com

MANAGEMENT’S DISCUSSION AND ANALYSIS	1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007

This Management’s Discussion and Analysis should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the three and nine months ended September 30, 2007 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles. In addition, the following should be read in conjunction with the 2006 audited consolidated financial statements, the related Management’s Discussion and Analysis, and the Annual Information Form as well as other information relating to Silver Wheaton on file with the Canadian provincial securities regulatory authorities and on SEDAR at www.sedar.com. This Management’s Discussion and Analysis contains “forward looking” statements that are subject to risk factors set out in the cautionary note contained herein. All figures are in United States dollars unless otherwise noted. This Management’s Discussion and Analysis has been prepared as of October 31, 2007.

HIGHLIGHTS

  Net earnings of $19.2 million ($0.09 per share) from the sale of 3.1 million ounces of silver, compared to $22.5 million ($0.10 per share) from the sale of 3.5 million ounces of silver in 2006.

  Operating cash flows of $27.1 million (2006 - $28.3 million).

  Cash and cash equivalents at September 30, 2007 of $7.0 million (December 31, 2006 - $60.0 million).

  On July 24, 2007, the Company entered into a transaction to acquire 25% of the life of mine silver production from Goldcorp’s Peñasquito project located in Mexico, for an upfront cash payment of $485 million. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment commencing in 2011), for silver delivered under the contract.

  On July 24, 2007, the Company entered into a credit agreement with the Bank of Nova Scotia and BMO Capital Markets, as co-lead arrangers and administrative agents, to borrow $200 million under a non revolving term loan (the “Term Loan”) and up to $300 million under a revolving term loan (the “Revolving Loan”). The Revolving Loan is for a period of 7 years and the Term Loan is to be repaid in equal installments over a period of 7 years, however, prepayments are allowed at any time. In order to fund the Peñasquito transaction the Term Loan was drawn in full and the Revolving Loan was drawn in the amount of $246 million.

OVERVIEW

Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) is a growth-oriented silver company, and is the largest public mining company with 100% of its revenue from silver production. The Company’s goal is to be recognized as the most profitable and best managed silver company in the world.

The Company has entered into five long-term silver contracts with Goldcorp (Luismin mines in Mexico and Peñasquito project in Mexico), Lundin Mining (Zinkgruvan mine in Sweden), Glencore (Yauliyacu mine in Peru) and Hellas Gold (Stratoni mine in Greece), whereby Silver Wheaton acquires silver production from the counterparties at a fixed price of $3.90 per ounce, subject to an inflationary adjustment.

As a result, the primary drivers behind the Company’s financial results are the volume of silver production at the various mines and the price of silver.

The Company expects, based upon its current contracts, to have silver sales of approximately 13 million ounces for the year ending December 31, 2007, increasing to 28 million ounces by 2012. Silver Wheaton is actively pursuing further growth opportunities.

2	MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARIZED FINANCIAL RESULTS

	2007			2006				2005
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Silver sales ($000's)	$39,598	$41,464	$44,132	$43,651	$41,766	$47,413	$25,711	$17,474
Ounces (000’s)	3,129	3,053	3,343	3,534	3,520	3,805	2,672	2,176
Average realized silver price ($'s per ounce)	$12.66	$13.58	$13.20	$12.35	$11.86	$12.46	$9.62	$8.03
Total cash cost ($'s per ounce)[1]	$3.90	$3.90	$3.90	$3.90	$3.90	$3.90	$3.90	$3.90

Net earnings ($000's)	$19,184	$22,855	$24,937	$23,762	$22,518	$25,159	$13,781	$7,009

Earnings per share
Basic	$0.09	$0.10	$0.11	$0.11	$0.10	$0.12	$0.07	$0.04
Diluted	$0.08	$0.09	$0.10	$0.10	$0.09	$0.11	$0.07	$0.04

Cash flow from operations ($000's)	$27,102	$27,846	$29,899	$29,829	$28,262	$32,699	$13,932	$7,661

Cash and cash equivalents ($000's)	$6,965	$40,333	$68,790	$59,994	$61,950	$51,637	$8,368	$117,741

Total assets ($000's)	$1,200,304	$748,696	$700,893	$662,893	$638,123	$614,349	$578,150	$266,151

Total liabilities ($000’s)	$440,514	$4,048	$2,787	$21,354	$21,202	$20,885	$181,317	$1,961

Shareholders' equity ($000's)	$759,790	$744,648	$698,106	$641,539	$616,921	$593,464	$96,833	$264,190

1) Refer to discussion on Non-GAAP measures

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines and timing of shipments that are in the normal course of operations, as well as changes in the price of silver. During the third quarter, mine production of silver was 10% higher than during the second quarter; however, due to timing of product shipments, most of this improvement will not be reflected in the Company’s operating results until the fourth quarter of 2007.

MANAGEMENT’S DISCUSSION AND ANALYSIS	3

RESULTS OF OPERATIONS AND OPERATIONAL REVIEW

The Company has five business segments, the silver produced by the Luismin, Zinkgruvan, Yauliyacu and Stratoni mines, and corporate operations. The acquisition of silver from the Yauliyacu and Stratoni mines began in May 2006 and June 2007, respectively.

		Three Months Ended September 30, 2007[2]
	Luismin	Zinkgruvan	Yauliyacu	Stratoni	Corporate	Total

Silver sales ($000's)	$24,261	$2,949	$9,971	$2,417	$-	$39,598
Ounces (000’s)	1,900	247	792	190	-	3,129
Average realized silver price ($'s per ounce)	$12.77	$11.94	$12.59	$12.77	$-	$12.66
Total cash cost ($'s per ounce)[1]	$3.90	$3.90	$3.90	$3.90	$-	$3.90

Net earnings (loss) ($000's)	$16,105	$1,585	$3,995	$927	$(3,428)	$19,184
Cash flow from (used in) operations ($000's)	$17,174	$2,241	$6,882	$1,967	$(1,162)	$27,102

1)	Refer to discussion on Non-GAAP measures
2)	Production from Peñasquito is expected to commence in Q4 2008

	Three Months Ended September 30, 2006
	Luismin	Zinkgruvan	Yauliyacu	Corporate	Total

Silver sales ($000's)	$25,720	$3,703	$12,343	$-	$41,766
Ounces (000’s)	2,213	287	1,020	-	3,520
Average realized silver price ($'s per ounce)	$11.62	$12.91	$12.10	$-	$11.86
Total cash cost ($'s per ounce)[1]	$3.90	$3.90	$3.90	$-	$3.90

Net earnings (loss) ($000's)	$16,305	$2,105	$4,610	$(502)	$22,518

Cash flow from (used in) operations ($000's)	$17,308	$2,534	$8,365	$55	$28,262

1)	Refer to discussion on Non-GAAP measures

4	MANAGEMENT’S DISCUSSION AND ANALYSIS

		Nine Months Ended September 30, 2007[2]
	Luismin	Zinkgruvan	Yauliyacu	Stratoni	Corporate	Total

Silver sales ($000's)	$68,497	$17,594	$32,973	$6,130	$-	$125,194
Ounces (000’s)	5,231	1,305	2,523	466	-	9,525
Average realized silver price ($'s per ounce)	$13.09	$13.48	$13.07	$13.15	$-	$13.14
Total cash cost ($'s per ounce)[1]	$3.90	$3.90	$3.90	$3.90	$-	$3.90

Net earnings (loss) ($000's)	$46,046	$10,384	$13,938	$2,463	$(5,856)	$66,975

Cash flow from (used in) operations ($000's)	$48,635	$12,701	$23,133	$4,338	$(3,959)	$84,848

1)	Refer to discussion on Non-GAAP measures
2)	Production from Peñasquito is expected to commence in Q4 2008

		Nine Months Ended September 30, 2006
	Luismin	Zinkgruvan	Yauliyacu	Corporate	Total

Silver sales ($000's)	$76,966	$14,239	$23,685	$-	$114,890
Ounces (000’s)	6,832	1,271	1,895	-	9,998
Average realized silver price ($'s per ounce)	$11.27	$11.21	$12.50	$-	$11.49
Total cash cost ($'s per ounce)[1]	$3.90	$3.90	$3.90	$-	$3.90

Net earnings (loss) ($000's)	$47,941	$7,157	$9,306	$(2,946)	$61,458

Cash flow from (used in) operations ($000's)	$50,542	$8,722	$16,294	$(665)	$74,893

1)	Refer to discussion on Non-GAAP measures

Luismin

On October 15, 2004, a 100% owned subsidiary of the Company, Silver Wheaton (Caymans) Ltd. (“SW Caymans”), entered into a contract (amended on March 30, 2006) to purchase all of the silver produced by Goldcorp’s Luismin mining operations in Mexico (owned at the date of the transaction) for a period of 25 years. Total consideration, including the consideration issued as part of the March 30, 2006 amendment, was $36.7 million in cash up-front, a $20 million promissory note and 126 million common shares of the Company. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment commencing on October 15, 2007). Silver Wheaton is not obligated to fund any capital expenditures at Luismin.

During the three months ended September 30, 2007, SW Caymans purchased 1.9 million ounces (2006 – 2.2 million ounces) of silver at a total cash cost of $3.90 per ounce, and sold it for an average price of $12.77 per ounce (2006 - $11.62 per ounce). During the nine months ended September 30, 2007, SW Caymans purchased 5.2 million ounces (2006 – 6.8 million ounces) of silver at a

MANAGEMENT’S DISCUSSION AND ANALYSIS	5

total cash cost of $3.90 per ounce, and sold it for an average price of $13.09 per ounce (2006 - $11.27 per ounce). The Company’s cash flows and net earnings under the Luismin silver purchase contract for the three months ended September 30, 2007 were $17.2 million (2006 - $17.3 million) and $16.1 million (2006 - $16.3 million) respectively, and for the nine months ended September 30, 2007 were $48.6 million (2006 - $50.5 million) and $46.0 million (2006 – $47.9 million) respectively.

As at December 31, 2006, the Luismin mines had proven and probable reserves, including Luismin’s Los Filos development project, of 93.1 million ounces of silver, measured and indicated resources of 16.0 million ounces of silver and inferred resources of 198.5 million ounces of silver (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

The results of the Luismin mine operations for the three months ended September 30, 2007 are shown below:

	2007			2006				2005
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Ore milled (tonnes)	202,997	197,100	232,400	285,800	276,700	267,400	255,800	250,600
Grade (grams/tonne)[1]
- Gold	7.37	6.09	6.46	6.07	6.50	6.61	6.18	5.57
- Silver	381	286	326	296	316	358	348	298
Recovery (%)
- Gold	92%	92%	95%	94%	94%	94%	94%	94%
- Silver	91%	90%	92%	90%	89%	89%	87%	88%
Production (ounces)
- Gold	44,385	35,600	45,900	52,600	54,400	53,700	47,800	42,200
- Silver	1,865,533	1,341,300	1,898,300	2,118,200	2,233,200	2,388,400	2,192,000	1,855,700
Sales (ounces)
- Gold	44,039	34,543	46,500	52,200	53,400	54,900	46,500	42,200
- Silver	1,900,000	1,393,600	1,937,270	2,146,220	2,213,500	2,447,500	2,171,000	1,819,800

1) Grades exclude Nukay, a Luismin mine, which does not produce silver

During January 2007, Luismin sold the San Martin mine. Therefore, the results of the Luismin mine operations including the ore milled, grade, recovery and production figures, do not include the results of the San Martin mine after January 2007. In accordance with the Luismin silver contract, Luismin purchases all of the silver produced by the San Martin mine and continues to sell it to Silver Wheaton at $3.90 per ounce, subject to an inflationary adjustment commencing on October 15, 2007. During the quarter, Luismin’s silver production increased 36% compared to the second quarter of 2007 due to a 33% increase in average grades mined and a 3% increase in ore milled.

Zinkgruvan

On December 8, 2004, SW Caymans entered into a contract to purchase all of the silver produced by Lundin Mining’s Zinkgruvan mining operations in Sweden (“Zinkgruvan”) for the life of mine. During the three months ended September 30, 2007, SW Caymans purchased 0.25 million ounces (2006 – 0.29 million ounces) of silver under the contract at a total cash cost of $3.90 per ounce, and sold it for an average price of $11.94 per ounce (2006 - $12.91 per ounce). Approximately 0.15 million ounces of silver

6	MANAGEMENT’S DISCUSSION AND ANALYSIS

produced during the third quarter were not shipped until after the quarter end, and will be reflected in the fourth quarter operating results. During the nine months ended September 30, 2007, SW Caymans purchased 1.3 million ounces (2006 – 1.3 million ounces) of silver at a total cash cost of $3.90 per ounce, and sold it for an average price of $13.48 per ounce (2006 - $11.21 per ounce). The Company’s cash flows and net earnings under the Zinkgruvan silver purchase contract for the three months ended September 30, 2007 were $2.2 million (2006 - $2.5 million) and $1.6 million (2006 - $2.1 million) respectively, and for the nine months ended September 30, 2007 were $12.7 million (2006 - $8.7 million) and $10.4 million (2006 - $7.2 million) respectively.

As at December 31, 2006, Zinkgruvan had proven and probable silver reserves of 27.9 million ounces, measured and indicated silver resources of 6.7 million ounces and inferred silver resources of 26.1 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis). The Zinkgruvan mine is located in south-central Sweden and has been in production on a continuous basis since 1857. It remains one of the lowest cost zinc mines in the world.

Yauliyacu

On March 23, 2006, SW Caymans entered into a contract with Glencore to purchase up to 4.75 million ounces of silver per year for a period of 20 years, based on the production from Glencore’s Yauliyacu mining operations in Peru. The upfront payment was $285 million, comprised of $245 million in cash and a $40 million promissory note, which was paid in full on May 31, 2006. In addition, a cash payment of $3.90 per ounce of silver delivered under the contract is due (subject to an inflationary adjustment commencing in 2009). In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows.

During the three months ended September 30, 2007, SW Caymans purchased 0.8 million ounces (2006 – 1.0 million ounces) of silver at a total cash cost of $3.90 per ounce, and sold it for an average price of $12.59 per ounce (2006 - $12.10 per ounce). During the nine months ended September 30, 2007, SW Caymans purchased 2.5 million ounces (2006 – 1.9 million ounces) of silver at a total cash cost of $3.90 per ounce, and sold it for an average price of $13.07 per ounce (2006 - $12.50 per ounce). The Company’s cash flows and net earnings under the Yauliyacu silver purchase contract for the three months ended September 30, 2007 were $6.9 million (2006 - $8.4 million) and $4.0 million (2006 - $4.6 million) respectively, and for the nine months ended September 30, 2007 were $23.1 million (2006 - $16.3 million) and $13.9 million (2006 - $9.3 million) respectively.

During the term of the contract, Silver Wheaton has a right of first refusal on any future sales of silver streams from the Yauliyacu mine and a right of first offer on future sales of silver streams from any other mine owned by Glencore at the time of the initial transaction. In addition, Silver Wheaton has an option to extend the 20 year term of the contract in five year increments, on substantially the same terms as the existing contract, subject to an adjustment related to silver price expectations at the time and other factors.

As at December 31, 2006, Yauliyacu had proven and probable silver reserves of 13.1 million ounces, measured and indicated silver resources of 36.5 million ounces and inferred silver resources of 69.2 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

Stratoni

On April 23, 2007, SW Caymans entered into an agreement with Hellas Gold S.A., a subsidiary of European Goldfields Ltd., to acquire all of the silver produced from Hellas Gold’s Stratoni mining operations in Greece for the life of mine. Silver Wheaton made an upfront cash payment of $57.5 million. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment commencing in 2010), for silver delivered under the contract.

During the three months ended September 30, 2007, SW Caymans purchased 0.2 million ounces of silver at a total cash cost of $3.90 per ounce, and sold it for an average price of $12.77 per ounce. Approximately 0.1 million ounces of silver produced during the third quarter were not shipped until after the quarter end, and will be reflected in the fourth quarter operating results. During the nine months ended September 30, 2007, SW Caymans purchased 0.5 million ounces of silver at a total cash cost of $3.90 per ounce, and sold it for an average price of $13.15 per ounce. The Company’s cash flows and net earnings under the Stratoni silver purchase contract for the three months ended September 30, 2007 were $2.0 million and $0.9 million respectively, and for the nine months ended September 30, 2007 were $4.3 million and $2.5 million respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS	7

During the term of the contract, Silver Wheaton will have a right of first refusal on any future sales of silver streams from any other mine owned by European Goldfields or Hellas Gold.

As at December 31, 2006, Stratoni had proven and probable silver reserves of 12.1 million ounces, and inferred silver resources of 3.2 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

Peñasquito

On April 16, 2007, SW Caymans agreed to acquire 25% of the life of mine silver production from Goldcorp’s Peñasquito project located in Mexico. On July 24, 2007, upon closing of the transaction, Silver Wheaton made an upfront cash payment of $485 million. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment commencing in 2011), for silver delivered under the contract.

Silver Wheaton is not required to fund any exploration or capital expenditures at Peñasquito, including any expansion scenarios. Goldcorp has provided a completion guarantee to Silver Wheaton that the Peñasquito Mine will be constructed with certain minimum production criteria by certain dates. As a result of this transaction, Silver Wheaton will retain a right of first refusal on any further sales of silver streams from Peñasquito for the mine life for so long as Goldcorp maintains at least a 20% interest in Silver Wheaton. Goldcorp’s right to maintain its pro-rata interest in Silver Wheaton has been extended to December 31, 2009.

As at June 25, 2007, Peñasquito had total proven and probable silver reserves of 864 million ounces, measured and indicated silver resources of 413 million ounces and inferred silver resources of 508 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

Corporate

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
(in thousands)	2007	2006	2007	2006

General and administrative[1]	$2,112	$1,154	$6,580	$3,946
Interest expense	-	-	14	712
Debt financing costs	45	10	108	939
Project evaluation	43	43	214	150
Interest income	(158)	(732)	(1,471)	(2,392)
Foreign exchange loss (gain)	36	27	94	(409)
Loss on mark-to-market of warrants held	840	-	1,499	-
Other (income) expense	(237)	-	-	-
Future income tax expense (benefit)	747	-	(1,182)	-
Corporate net loss	$3,428	$502	$5,856	$2,946
1) Stock based compensation (a non cash item) included in general and administrative	$601	$414	$1,701	$1,487

General and administrative expenses totaled $2,112,000 (nine months - $6,580,000) during the three months ended September 30, 2007 compared with $1,154,000 (nine months – $3,946,000) during 2006. This resulted primarily from increased insurance costs, exchange listing and investor relations costs, and salary and stock based compensation expenses incurred as a result of hiring additional employees. Stock based compensation expense during the three months ended September 30, 2007, a non cash item, included $0.6 million (nine months - $1.7 million) of amortization of the fair value of share purchase options issued, compared with $0.4 million (nine months - $1.5 million) during 2006, which was determined using the Black-Scholes option valuation method. During the quarter, the Company did not grant any share purchase options (2006 – nil).

8	MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company incurred interest costs of $5,873,000 during the quarter (nine months – $5,887,000), all of which (nine months - $5,873,000) were capitalized to the cost of the Peñasquito silver contract, compared to interest costs of $nil (nine months - $712,000) during 2006. Upfront debt financing costs of $2,149,000 (nine months - $2,510,000) were incurred during the quarter which were capitalized to the cost of the Peñasquito contract.

Project evaluation expenses of $43,000 (nine months - $214,000) were incurred in pursuing additional silver acquisition opportunities compared to $43,000 (nine months - $150,000) in 2006.

Interest income during the quarter of $158,000 (nine months - $1,471,000) was the result of interest earned on cash balances held in short-term money market instruments compared to $732,000 (nine months - $2,392,000) in 2006.

During the quarter, a foreign exchange loss of $36,000 (nine months - $94,000) was incurred as a result of the Company‘s future income tax liability being based in Canadian dollars, while the Canadian dollar increased in value against the US dollar (the Company’s functional currency). This compared to a loss of $27,000 (nine months, gain – $409,000) in 2006. This loss has been partially offset by the Company holding a portion of its cash balances in Canadian dollars during the same period.

Effective January 1, 2007, the Company has adopted the provisions of Section 3855, Financial Instruments – Recognition and Measurement which classifies the warrants held by the Company for long term investment purposes as derivatives that are marked-to-market each reporting period with any gain or loss reflected in net earnings. The non cash loss recorded in the quarter from the mark-to-market of the warrants held was $840,000 (nine months - $1,499,000).

During the three months ended September 30, 2007, the Company incurred a future income tax expense of $747,000 (nine months, future income tax benefit – $1,182,000) as a result of an increase in the Company’s future income tax liability relating to unrealized foreign exchange gains on the Company’s bank debt. This increase was offset by a reduction in the Company’s future income tax liability relating to unrealized gains on the Company’s long-term investments, which is recorded in other comprehensive income.

NON-GAAP MEASURES – TOTAL CASH COSTS PER OUNCE OF SILVER CALCULATION

Silver Wheaton has included, throughout this document, certain non-GAAP performance measures, including total cash costs of silver on a sales basis. These non-GAAP measures do not have any standardized meaning prescribed by GAAP, nor are they necessarily comparable with similar measures presented by other companies. Cash costs are presented as they represent an industry standard method of comparing certain costs on a per unit basis. The Company believes that certain investors use this information to evaluate the Company’s performance. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. During the three and nine months ended September 30, 2007 and 2006, the Company’s total cash costs, which were equivalent to the Company’s Cost of Sales in accordance with GAAP, were $3.90 per ounce of silver.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2007, the Company had cash and cash equivalents of $7.0 million (December 31, 2006 – $60.0 million) and a working capital deficiency of $25.5 million (December 31, 2006 – working capital of $40.0 million). Included in the working capital deficiency at September 30, 2007 is the current portion of long term bank debt of $28.6 million (December 31, 2006 - $nil). During the quarter, the Company generated operating cash flows of $27.1 million (nine months - $84.8 million), compared with $28.3 million (nine months - $74.9 million) during 2006. The Company applies surplus cash flows to pay down the revolving bank debt facility, which is recorded as a long term liability.

In the opinion of management, cash flows are sufficient to support the Company’s normal operating requirements on an ongoing basis.

MANAGEMENT’S DISCUSSION AND ANALYSIS	9

ACQUISITION OF SILVER INTERESTS

On April 16, 2007, the Company agreed to acquire 25% of the life of mine silver production from Goldcorp’s Peñasquito project located in Mexico. On July 24, 2007, upon closing of the transaction, Silver Wheaton made an upfront cash payment of $485 million. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment commencing in 2011), for silver delivered under the contract.

On April 23, 2007, the Company entered into an agreement with Hellas Gold, a subsidiary of European Goldfields Ltd., to acquire all of the silver produced from Hellas Gold’s Stratoni mining operations in Greece for the life of mine. Silver Wheaton made an upfront cash payment of $57.5 million. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment commencing in 2010), for silver delivered under the contract.

BANK DEBT

On July 24, 2007, the Company cancelled its undrawn $25 million revolving loan facility and entered into a credit agreement with the Bank of Nova Scotia and BMO Capital Markets, as co-lead arrangers and administrative agents, to borrow $200 million under a non revolving term loan (the “Term Loan”) and up to $300 million under a revolving term loan (the “Revolving Loan”). The Revolving Loan is for a period of 7 years and the Term Loan is to be repaid in equal installments over a period of 7 years, however, prepayments are allowed at any time. Silver Wheaton has committed to pay down the Revolving Loan, within 61 days after the end of each fiscal quarter, by an amount equal to 90% of the increase in cash flows reported for the quarter. The Revolving Loan can be drawn down at any time to finance acquisitions or investments. In order to fund the Peñasquito transaction, the Term Loan was drawn in full and the Revolving Loan was drawn in the amount of $246 million.

Amounts drawn incur interest at LIBOR plus 0.875% to 1.75% per annum dependent upon the Company’s leverage ratio. Undrawn amounts are subject to a 0.2% to 0.45% per annum commitment fee dependent on the Company’s leverage ratio. Under the credit agreement, the Company is required to maintain a debt service coverage ratio greater than or equal to 1.25 : 1, a Leverage Ratio less than or equal to 5 : 1 (decreasing to 4 : 1 on September 30, 2008 and to 3.5 : 1 on September 30, 2009), and a Tangible Net Worth greater than 80% of the Tangible Net Worth at June 30, 2007 plus the aggregate of 50% of Net Income for each fiscal quarter thereafter. Both the Term Loan and the Revolving Loan are secured against the Company’s assets, including the Company’s silver interests. The Company has paid $2.5 million in debt financing costs relating to the credit agreement which were capitalized to the cost of the Peñasquito contract. During the quarter, the Company repaid $11 million of the balance outstanding on the revolving loan.

CONTRACTUAL OBLIGATIONS

Silver Interests

In connection with the Luismin, Zinkgruvan and Stratoni silver contracts, the Company has committed to purchase 100% of the silver produced by each mine for a per-ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to an inflationary adjustment beginning in the fourth quarter of 2007 for Luismin and Zinkgruvan and in 2010 for Stratoni. This inflationary adjustment is subject to a minimum of 0.4% and a maximum of 1.65% per annum for Luismin and Zinkgruvan, and is fixed at 1% per annum for Stratoni. In connection with the Yauliyacu silver purchase contract, the Company has committed to purchase up to 4.75 million ounces of silver per year, based on production at the Yauliyacu mine, for a per-ounce cash payment of $3.90, subject to adjustment. This inflationary adjustment, which will begin in 2009, is subject to a minimum of 1.0% and a maximum of 1.65% per annum. In connection with the Peñasquito silver purchase contract, the Company has committed to purchase 25% of the silver produced by the mine for a per-ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to an inflationary adjustment. This adjustment, which will begin in 2011, is subject to a minimum of 0.4% and a maximum of 1.65% per annum.

10	MANAGEMENT’S DISCUSSION AND ANALYSIS

Other Contractual Obligations

(in thousands)	Total	2007	2008 - 2010	2011 - 2012	After 2012
Bank Debt	$435,000	$7,140	$85,680	$57,120	$285,060
Operating Leases	2,130	18	670	480	962
Other	904	-	678	226	-
Total Contractual Obligations	$438,034	$7,158	$87,028	$57,826	$286,022

SHARE CAPITAL

During the quarter, the Company received cash proceeds of $1.0 million (2006 - $0.5 million) from the exercise of 269,300 (2006 – 184,000) share purchase options at a weighted average exercise price of Cdn$3.70 (2006 - Cdn$3.25) per option. As of October 31, 2007, there were 222,599,705 outstanding common shares, 3,231,033 share purchase options and 165,305,189 share purchase warrants, which are convertible into 39,285,758 common shares.

RELATED PARTY TRANSACTIONS

At September 30, 2007, Goldcorp owned 49% of the Company’s outstanding common shares. During the quarter, the Company purchased 1.9 million ounces (2006 – 2.2 million ounces) of silver from a subsidiary of Goldcorp at a price of $3.90 per ounce, for total consideration of approximately $7.4 million (2006 - $8.6 million). During the nine months ended September 30, 2007, the Company purchased 5.2 million ounces (2006 – 6.8 million ounces) of silver from the subsidiary at a price of $3.90 per ounce, for total consideration of approximately $20.4 million (2006 – $26.6 million).

During the nine months ended September 30, 2007, Silver Wheaton repaid a $20 million promissory note due to Goldcorp.

On July 24, 2007, SW Caymans entered into a transaction to acquire 25% of the life of mine silver production from Goldcorp’s Peñasquito project located in Mexico, for an upfront cash payment of $485 million, as described elsewhere in this Management’s Discussion and Analysis. As part of this transaction, Goldcorp’s right to maintain its pro-rata interest in Silver Wheaton has been extended to December 31, 2009.

The Company has an agreement with Goldcorp whereby Goldcorp provides certain management and administrative services at cost. During the quarter, total costs reimbursed to Goldcorp were $60,000 (nine months – $168,000) compared to $55,000 (nine months – $198,000) during 2006. This agreement allows for cancellation with 30 days notice at any time.

During May 2007, the Company entered into a 9 year lease agreement with Goldcorp for independent office space. The Company will begin making lease payments on December 1, 2007.

At September 30, 2007, the Company owed Goldcorp $111,000 (December 31, 2006, Goldcorp owed the Company – $18,000).

MANAGEMENT’S DISCUSSION AND ANALYSIS	11

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the design and effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and forms.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal controls over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). The Company’s controls include policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

There has been no change in the Company’s internal controls over financial reporting during the Company’s quarter ended September 30, 2007 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company’s internal controls over financial reporting using the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that internal controls over financial reporting were effective as of September 30, 2007.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

12	MANAGEMENT’S DISCUSSION AND ANALYSIS

CHANGE IN ACCOUNTING POLICY

The Company adopted the provisions of Sections 3855, Financial Instruments – Recognition and Measurement, 3861 – Financial Instruments – Disclosure and Presentation and 1530, Comprehensive Income, on January 1, 2007 which address the classification, recognition and measurement of financial instruments in the financial statements and the inclusion of other comprehensive income. As a result of adopting these new standards the Company recorded a non-cash increase of $39.5 million to opening long-term investments, a non-cash increase of $3.3 million to future income tax liability and a non-cash pre-tax adjustment of $37.7 million ($31.1 million net of tax) as a one-time cumulative effect of a change in accounting policy in opening accumulated other comprehensive income. In addition, the Company recorded a non-cash increase of $4.9 million to opening retained earnings to recognize the value of income tax losses not previously recognized, and to record the cumulative effect of the change in accounting policy as it relates to warrants held by the Company and a decrease in deferred debt financing costs.

The Company has added two new accounting policies in relation to these new standards, as described below.

INVESTMENTS

Long-term investments in equity securities are classified as available-for-sale because the Company intends to hold the investments for more than one year. Unrealized holding gains and losses related to available-for-sale investments are excluded from net income and are included in other comprehensive income until such gains or losses are realized or an other than temporary impairment is determined to have occurred.

Warrants held by the Company are for long-term investment purposes, however, due to their nature they meet the definition of a derivative and are marked-to-market on a quarterly basis. Mark-to-market gains and losses relating to the warrants are included in net income in the period they occur.

The Company estimates the fair value of financial instruments at the balance sheet date using quoted market prices for available-for-sale securities and a Black-Scholes option pricing model for warrants held.

INTEREST AND DEBT FINANCING COSTS

Interest and debt financing costs are expensed when they are incurred, unless they are directly attributable to the acquisition or construction of qualifying assets, which are assets that necessarily take a substantial period of preparation for their intended use or sale, in which case they are added to the cost of those assets until such time as the assets are substantially ready for their intended use or sale.

FINANCIAL INSTRUMENTS

During the quarter ended September 30, 2007, the Company has used a mixture of cash, short-term debt and long-term debt to maintain an appropriate capital structure, ensuring sufficient liquidity required to meet the needs of the business and the flexibility to continue growing through acquisition. The Company does not use interest rate contracts or other derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, it is inherently exposed to currency, interest rate and commodity price fluctuations.

The Company holds certain financial instruments as long-term investments and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

OUTLOOK

The Company expects, based upon its current contracts, to have silver sales of approximately 13 million ounces for the year ending December 31, 2007, increasing to 28 million ounces by 2012.

The Company is unhedged and actively pursuing further growth opportunities.

MANAGEMENT’S DISCUSSION AND ANALYSIS	13

RESERVES AND RESOURCES(1)

Proven and Probable Reserves (1,4,5,6,7,8)
		PROVEN			PROBABLE		PROVEN & PROBABLE
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
Silver	Mt	g Ag/t	M oz	Mt	g Ag/t	M oz	Mt	g Ag/t	M oz
Luismin
San Dimas	1.57	410	20.7	2.75	375	33.2	4.31	388	53.8
San Martin	0.32	33	0.3	0.71	48	1.1	1.03	43	1.4
Los Filos	25.16	3	2.3	177.48	6	35.6	202.65	6	37.9
Zinkgruvan (Zn)	6.64	113	24.1	2.01	59	3.8	8.65	100	27.9
Yauliyacu	1.21	111	4.3	1.95	141	8.8	3.16	129	13.1
Peñasquito (25%)
Mill	106.72	34	116.8	95.06	27	83.1	201.78	31	199.9
Heap Leach	10.53	21	7.1	17.08	16	9.0	27.61	18	16.1
Stratoni	1.92	172	10.6	0.26	172	1.4	2.18	172	12.1
Total			186.1			176.1			362.2

Measured & Indicated Resources (1,2,3,4,5,6,7,8)
	MEASURED			INDICATED			MEASURED & INDICATED
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
Silver	Mt	g Ag/t	M oz	Mt	g Ag/t	M oz	Mt	g Ag/t	M oz
Luismin
San Martin	0.02	204	0.2	0.20	234	1.5	0.22	231	1.7
Los Filos	10.19	4	1.3	79.61	5	13.0	89.80	5	14.3
Zinkgruvan (Zn)	0.54	24	0.4	1.25	85	3.4	1.79	67	3.8
Zinkgruvan (Cu)	-	-	-	2.80	32	2.9	2.80	32	2.9
Yauliyacu	0.25	327	2.6	3.47	303	33.8	3.72	305	36.5
Peñasquito (25%)
Mill	24.78	22	17.8	134.19	19	83.1	158.97	20	100.9
Heap Leach	1.97	7	0.4	8.67	7	2.0	10.64	7	2.4
Total			22.7			139.7			162.5

Inferred Resources (1,2,3,4,5,6,7,8)
		INFERRED
	Tonnes	Grade	Contained
Silver	Mt	g Ag/t	M oz
Luismin
San Dimas	17.27	321	178.1
San Martin	1.79	139	8.0
Los Filos	71.49	5	12.4
Zinkgruvan (Zn)	7.79	101	25.3
Zinkgruvan (Cu)	0.89	28	0.8
Yauliyacu	8.38	257	69.2
Peñasquito (25%)
Mill	294.75	13	122.8
Heap Leach	10.25	13	4.3
Stratoni	0.56	181	3.2
Total			424.2

14	MANAGEMENT’S DISCUSSION AND ANALYSIS

Notes:

1.

Mineral Reserves and Mineral Resources for San Dimas, Los Filos, San Martin, Zinkgruvan, Yauliyacu, and Stratoni have been calculated as of December 31, 2006 and Peñasquito as of June 25, 2007 in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101.

2.	All Mineral Resources are exclusive of Mineral Reserves.
3.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
4.	The Qualified Person for the Mineral Reserve and Mineral Resource estimates as defined by National Instrument 43-101 are as follows:
	a.	San Dimas, San Martin, Los Filos – Reynaldo Rivera, MAusIMM, an employee of Luismin, S.A. de C.V., the Mexican operating subsidiary of Goldcorp Inc..
	b.	Zinkgruvan – Lars Malmström, Chief Geologist, and Per Hedström, Senior Geologist, both employees of Zinkgruvan.
	c.	Yauliyacu – Randy Smallwood, P.Eng., Executive Vice President of Silver Wheaton Corp.
	d.	Peñasquito – Bob Bryson, P. Eng, Vice President, Engineering at Goldcorp Inc.
	e.	Stratoni – Patrick Forward, General Manager, Exploration at European Goldfields.
5.	Mineral Reserves and Mineral Resources are estimated using appropriate recovery rates and commodity prices as follows:
	a.	San Dimas and San Martin Reserves – US$7.00 per silver ounce
	b.	San Dimas and San Martin Resources – US$7.00 per silver ounce
	c.	Zinkgruvan Reserves and Resources – US$5.75 per silver ounce
	d.	Yauliyacu Reserves and Resources – US$10.00 per silver ounce
	e.	Peñasquito Reserves – US$10.00 per silver ounce
	f.	Peñasquito Resources – US$13.00 per silver ounce
	g.	Stratoni Reserves – US$10.00 per silver ounce
6.

Silver Wheaton’s purchase agreement with Glencore provides for the delivery of up to 4.75 million ounces of silver per year for 20 years so long as production allows. Silver production at Yauliyacu in excess of 4.75 million ounces per year is to the credit of Glencore; however, in the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows. A portion of the reserves and resources from Yauliyacu may relate to production which may be for the credit of Glencore.

7.	Peñasquito reserves and resources represent the 25% attributable to Silver Wheaton.
8.

Silver is produced as a byproduct metal at the various operations, therefore the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the mine.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s annual information form for the year ended December 31, 2006 incorporated by reference into Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

MANAGEMENT’S DISCUSSION AND ANALYSIS	15

CAUTIONARY LANGUAGE REGARDING RESERVES AND RESOURCES

Readers should refer to the annual information form of Silver Wheaton for the year ended December 31, 2006 and other continuous disclosure documents filed by Silver Wheaton since January 1, 2007 available at www.sedar.com, for further information on mineral Reserves and Resources, which is subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves, do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

16	CONSOLIDATED STATEMENTS OF OPERATIONS

		Three Months Ended		Nine Months Ended
(US dollars and shares in thousands, except per share amounts – unaudited)		September	September	September	September
	Note	30 2007	30 2006	30 2007	30 2006

Silver sales		$39,598	$41,766	$125,194	$114,890

Cost of sales		12,201	13,729	37,146	38,992
Depreciation and amortization		4,785	5,017	15,217	11,494
		16,986	18,746	52,363	50,486

Earnings from operations		22,612	23,020	72,831	64,404

Expenses and other income
General and administrative [1]		2,112	1,154	6,580	3,946
Interest expense		-	-	14	712
Debt financing costs	6	45	10	108	939
Project evaluation		43	43	214	150
Interest income		(158)	(732)	(1,471)	(2,392)
Foreign exchange loss (gain)		36	27	94	(409)
Loss on mark-to-market of warrants held	3	840	-	1,499	-
Other (income) expense		(237)	-	-	-

		2,681	502	7,038	2,946
Earnings before tax		19,931	22,518	65,793	61,458
Future income tax (expense) benefit		(747)	-	1,182	-

Net earnings		$19,184	$22,518	$66,975	$61,458
1) Stock based compensation (a non cash item) included in General and administrative		$601	$414	$1,701	$1,487

Basic earnings per share		$0.09	$0.10	$0.30	$0.30

Diluted earnings per share		$0.08	$0.09	$0.27	$0.27

Weighted average number of shares outstanding
- basic		222,393	220,302	221,635	207,190
- diluted		247,250	242,488	245,705	228,151

The accompanying notes form an integral part of these interim unaudited consolidated financial statements

CONSOLIDATED BALANCE SHEETS	17
.
		September 30	December 31
(US dollars and shares in thousands - unaudited)	Note	2007	2006
Assets
Current
Cash and cash equivalents		$6,965	$59,994
Accounts receivable		1,136	1,220
Other		492	133
		8,593	61,347

Long-term investments	3	116,007	65,992
Deferred project evaluation costs		435	-
Silver interests	4	1,074,125	534,683
Deferred debt financing costs	2	-	174
Other		1,144	697
		$1,200,304	$662,893

Liabilities
Current
Accounts payable		$1,188	$396
Accrued liabilities		4,326	958
Promissory note	5	-	20,000
Current portion of bank debt	6	28,560	-
		34,074	21,354

Bank debt	6	406,440	-
		440,514	21,354

Shareholders' Equity
Share purchase options	7 (c)	4,717	4,680
Restricted share units	7 (d)	218	111
Warrants	7 (b)	38,781	38,824
Share capital
Common shares
Authorized: unlimited shares, no par value;
Issued and outstanding: 222,520 (December 31, 2006: 220,562)	7 (a)	493,738	486,071
Retained earnings		183,771	111,853
Accumulated other comprehensive income	2	38,565	-
		222,336	111,853
		759,790	641,539
		$1,200,304	$662,893
Commitments	11, 6

The accompanying notes form an integral part of these interim unaudited consolidated financial statements

18	CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three Months Ended		Nine Months Ended
		September 30	September 30	September 30	September 30
(US dollars in thousands - unaudited)	Note	2007	2006	2007	2006
Operating Activities
Net earnings		$19,184	$22,518	$66,975	$61,458
Items not affecting cash
Depreciation and amortization		4,785	5,017	15,217	11,494
Debt financing costs		-	10	-	939
Future income taxes		747	-	(1,182)	-
Stock based compensation		601	414	1,701	1,487
Loss on mark-to-market of warrants held		840	-	1,499	-
Other		(24)	(12)	18	(253)

Change in non-cash working capital	8	969	315	620	(232)
Cash generated by operating activities		27,102	28,262	84,848	74,893

Financing Activities
Bank debt drawn down	6	446,000	-	446,000	125,000
Bank debt repaid		(11,000)	-	(11,000)	(125,000)
Promissory note repaid	5	-	-	(20,000)	-
Debt financing costs		-	-	-	(1,124)
Shares issued		-	-	-	175,150
Share issue costs		-	(5)	-	(7,793)
Warrants exercised		4	-	277	280
Share purchase options exercised		961	531	5,790	6,443
Cash generated by financing activities		435,965	526	421,067	172,956

Investing Activities
Purchase of long-term investments		(2,577)	(18,487)	(7,006)	(18,487)
Silver interests	4	(493,416)	-	(551,140)	(285,408)
Deferred project evaluation		(355)	-	(897)	-
Other		(142)	-	(142)	-
Cash applied to investing activities		(496,490)	(18,487)	(559,185)	(303,895)
Effect of exchange rate changes on cash and cash equivalents		55	12	241	255
(Decrease) increase in cash and cash equivalents		(33,368)	10,313	(53,029)	(55,791)
Cash and cash equivalents, beginning of period		40,333	51,637	59,994	117,741
Cash and cash equivalents, end of period		$6,965	$61,950	$6,965	$61,950

At September 30, 2007, the Company’s cash and cash equivalents consisted entirely of cash (December 31, 2006 - $8.0 million in cash and $52.0 million in cash equivalents). Cash equivalents include term deposits and treasury bills with original maturities of less than 90 days. During the quarter, the Company paid $3.0 million in interest (nine months – $3.0 million) compared to $nil (nine months - $0.7 million) of interest paid in 2006. In addition, the Company paid no income taxes for the three and nine months ended September 30, 2007 and 2006.

The accompanying notes form an integral part of these interim unaudited consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY	19

						Accumulated
		Share	Restricted			Other
(US dollars and shares in	Common	Purchase	Share		Retained	Comprehensive
thousands - unaudited)	Shares	Options	Units	Warrants	Earnings	Income	Total

At December 31, 2005	$193,711	$4,953	$26	$38,867	$26,633	$-	$264,190
Fair value of stock based compensation	-	1,657	111	-	-	-	1,768
Share purchase options exercised	8,948	(1,930)	-	-	-	-	7,018
Restricted share units exercised	26	-	(26)	-	-	-	-
Warrants exercised	323	-	-	(43)	-	-	280
Shares issued	290,712	-	-	-	-	-	290,712
Share issue costs	(7,649)	-	-	-	-	-	(7,649)
Net earnings	-	-	-	-	85,220	-	85,220
At December 31, 2006	486,071	4,680	111	38,824	111,853	-	641,539
Change in accounting policy (Note 2)	-	-	-	-	4,943	31,063	36,006
At January 1, 2007 as adjusted	486,071	4,680	111	38,824	116,796	31,063	677,545
Fair value of stock based compensation	-	1,569	132	-	-	-	1,701
Share purchase options exercised	7,322	(1,532)	-	-	-	-	5,790
Restricted share units exercised	25	-	(25)	-	-	-	-
Warrants exercised	320	-	-	(43)	-	-	277
Net earnings	-	-	-	-	66,975	-	66,975
Other comprehensive income	-	-	-	-	-	7,502	7,502
At September 30, 2007	$493,738	$4,717	$218	$38,781	$183,771	$38,565	$759,790

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three Months Ended	Nine Months Ended
(US dollars in thousands - unaudited)	September 30, 2007	September 30, 2007

Net earnings	$19,184	$66,975
Other comprehensive income
Gain (loss) on available-for-sale securities, net of tax benefit of $3,040 (nine months - $2,470) (Note 3)	(5,608)	7,502

Comprehensive income	$13,576	$74,477

The accompanying notes form an integral part of these interim unaudited consolidated financial statements

20	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Three and Nine Months Ended September 30, 2007 (US Dollars - unaudited)

1.	BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended December 31, 2006 except as noted below. These unaudited interim consolidated financial statements do not include all the information and note disclosure required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statements.

In the opinion of management, all adjustments (including normal recurring adjustments) necessary to present fairly the financial position at September 30, 2007 and the results of operations and cash flows for all periods presented have been made. The interim results are not necessarily indicative of results for a full year.

INVESTMENTS

Long-term investments in equity securities are classified as available-for-sale because the Company intends to hold the investments for more than one year. Unrealized holding gains and losses related to available-for-sale investments are excluded from net income and are included in other comprehensive income until such gains or losses are realized or an other than temporary impairment is determined to have occurred.

Warrants held by the Company are for long-term investment purposes, however, due to their nature they meet the definition of a derivative and are marked-to-market on a quarterly basis. Mark-to-market gains and losses relating to the warrants are included in net income in the period they occur.

The Company estimates the fair value of financial instruments at the balance sheet date using quoted market prices for available-for-sale securities and a Black-Scholes option pricing model for warrants held.

INTEREST AND DEBT FINANCING COSTS

Interest and debt financing costs are expensed when they are incurred, unless they are directly attributable to the acquisition or construction of qualifying assets, which are assets that necessarily take a substantial period of preparation for their intended use or sale, in which case they are added to the cost of those assets until such time as the assets are substantially ready for their intended use or sale.

2.	CHANGE IN ACCOUNTING POLICY

The Company adopted the provisions of Sections 3855, Financial Instruments – Recognition and Measurement, 3861, Financial Instruments – Disclosure and Presentation and 1530, Comprehensive Income, on January 1, 2007 which address the classification, recognition and measurement of financial instruments in the financial statements and the inclusion of other comprehensive income (“OCI”). As a result of adopting these new standards, the Company recorded a non-cash increase of $39.5 million to opening long-term investments, a non-cash increase of $3.3 million to future income tax liability and a non-cash pre-tax adjustment of $37.7 million ($31.1 million net of tax) as a one-time cumulative effect of a change in accounting policy in opening accumulated other comprehensive income. In addition, the Company recorded a non-cash increase of $5.1 million to opening retained earnings to recognize the value of income tax losses not previously recognized and to record the cumulative effect of the change in accounting policy as it relates to warrants held by the Company.

Under Section 3855, share purchase warrants held by the Company are classified as derivatives and marked-to-market each reporting period. As a result, the Company realized a non-cash increase of $1.9 million to opening long-term investments and retained earnings as a one-time cumulative effect of a change in accounting policy on January 1, 2007.

Also under Section 3855, the Company adopted a policy to expense debt financing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset when they are incurred and as a result the Company recorded a non-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	21
Three and Nine Months Ended September 30, 2007 (US Dollars - unaudited)

cash adjustment to decrease opening retained earnings by $0.2 million to eliminate the opening balance of debt financing costs that were capitalized and amortized under the Company’s previous accounting policy.

3.	LONG-TERM INVESTMENTS

	September 30, 2007	December 31, 2006

(in thousands)	Fair Value	Fair Value

Available-for-sale	$114,761	$102,288
Warrants	1,246	3,210
Transitional adjustment on available-for-sale	-	(37,652)
Transitional adjustment on warrants	-	(1,854)
	$116,007	$65,992

AVAILABLE-FOR-SALE

	September 30, 2007			December 31, 2006
	Mark-to-Market Gains (Losses) Included in OCI
(in thousands)	Fair Value	Three Months Ended September 30 2007	Nine Months Ended September 30 2007	Fair Value	Book Value	Transitional Adjustment

Bear Creek	$58,873	$(5,773)	$(5,863)	$61,264	$32,136	$29,128
Revett	11,310	(2,547)	(2,291)	13,602	10,849	2,753
Sabina	17,772	(1,739)	3,113	14,659	10,317	4,342
Other	26,806	1,411	10,073	12,763	11,334	1,429
	$114,761	$(8,648)	$5,032	$102,288	$64,636	$37,652
Future tax benefit
(expense) in OCI		3,040	2,470			(6,589)
Net (loss) gain		$(5,608)	$7,502			$31,063

22	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Three and Nine Months Ended September 30, 2007 (US Dollars - unaudited)

WARRANTS

	September 30, 2007			December 31, 2006
		Mark-to-Market Gains (Losses) Included in Earnings
(in thousands)	Fair Value	Three Months Ended September 30 2007	Nine Months Ended September 30 2007	Fair Value	Book Value	Transitional Adjustment

Bear Creek[1]	$44	$(26)	$(209)	$1,170	$47	$1,123
Revett	101	(263)	(442)	542	423	119
Sabina	683	(718)	(814)	1,498	886	612
Other	418	167	(34)	-	-	-
	$1,246	$(840)	$(1,499)	$3,210	$1,356	$1,854

1)	Certain of the Bear Creek warrants were exercised on January 11, 2007

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

4.	SILVER INTERESTS

	September 30, 2007			December 31, 2006
(in thousands)	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net

Luismin	$194,807	$(8,710)	$186,097	$194,807	$(6,660)	$188,147
Zinkgruvan	77,919	(8,224)	69,695	77,919	(6,102)	71,817
Yauliyacu	285,292	(19,767)	265,525	285,292	(10,573)	274,719
Stratoni	57,724	(1,851)	55,873	-	-	-
Peñasquito	496,935	-	496,935	-	-	-
	$1,112,677	$(38,552)	$1,074,125	$558,018	$(23,335)	$534,683

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	23
Three and Nine Months Ended September 30, 2007 (US Dollars - unaudited)

The value allocated to reserves is classified as depletable and is depreciated on a units-of-sale basis over the estimated recoverable proven and probable reserves at the mine. The value associated with resources and exploration potential is the value beyond proven and probable reserves allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources or exploration potential into reserves.

	September 30, 2007			December 31, 2006
(in thousands)	Depletable	Non- Depletable	Total	Depletable	Non- Depletable	Total

Luismin	$17,896	$168,201	$186,097	$19,946	$168,201	$188,147
Zinkgruvan	34,618	35,077	69,695	36,740	35,077	71,817
Yauliyacu	25,064	240,461	265,525	34,258	240,461	274,719
Stratoni	37,010	18,863	55,873	-	-	-
Peñasquito	-	496,935	496,935	-	-	-
	$114,588	$959,537	$1,074,125	$90,944	$443,739	$534,683

STRATONI

On April 23, 2007, SW Caymans entered into an agreement with Hellas Gold S.A., a subsidiary of European Goldfields Ltd., to acquire all of the silver produced from Hellas Gold’s Stratoni mining operations in Greece for the life of mine. Silver Wheaton made an upfront cash payment of $57.5 million. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment commencing in 2010), for silver delivered under the contract.

During the term of the contract, Silver Wheaton will have a right of first refusal on any future sales of silver streams from any other mine owned by European Goldfields or Hellas Gold.

The allocation of the purchase price is summarized in the table below:

(in thousands)

Purchase Price
Cash	$57,500
Acquisition costs	224
$57,724

PEÑASQUITO

On July 24, 2007, SW Caymans entered into a transaction to acquire 25% of the life of mine silver production from Goldcorp’s Peñasquito project located in Mexico, for an upfront cash payment of $485 million. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment commencing in 2011), for silver delivered under the contract.

Silver Wheaton is not required to fund any capital expenditures at Peñasquito, including any expansion scenarios. Goldcorp has provided a completion guarantee to Silver Wheaton that the Peñasquito Mine will be constructed with certain minimum production criteria by certain dates. As a result of this transaction, Silver Wheaton has retained a right of first refusal on any further sales of silver streams from Peñasquito for the mine life for so long as Goldcorp maintains at least a 20% interest in Silver Wheaton. Goldcorp’s right to maintain its pro-rata interest in Silver Wheaton has been extended to December 31, 2009.

24	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Three and Nine Months Ended September 30, 2007 (US Dollars - unaudited)

The allocation of the purchase price is summarized in the table below:

(in thousands)

Purchase Price
Cash	$485,000
Acquisition costs	3,552
Capitalized interest and debt financing costs	8,383
$496,935

5.	PROMISSORY NOTE

On March 30, 2006, as partial consideration for amendments made to the Luismin silver purchase contract, the Company issued a non-interest bearing $20 million promissory note to Goldcorp, due on March 30, 2007. The promissory note was repaid in full during March 2007.

6.	BANK DEBT

On July 24, 2007, the Company cancelled its undrawn $25 million revolving loan facility and entered into a credit agreement with the Bank of Nova Scotia and BMO Capital Markets, as co-lead arrangers and administrative agents, to borrow $200 million under a non revolving term loan (the “Term Loan”) and up to $300 million under a revolving term loan (the “Revolving Loan”). The Revolving Loan is for a period of 7 years and the Term Loan is to be repaid in equal installments over a period of 7 years, however, prepayments are allowed at any time. Silver Wheaton has committed to pay down the Revolving Loan, within 61 days after the end of each fiscal quarter, by an amount equal to 90% of the cash flows reported for the quarter. The Revolving Loan can be drawn down at any time to finance acquisitions or investments. In order to fund the Peñasquito transaction, the Term Loan was drawn in full and the Revolving Loan was drawn in the amount of $246 million.

Amounts drawn incur interest at LIBOR plus 0.875% to 1.75% per annum dependent upon the Company’s leverage ratio. Undrawn amounts are subject to a 0.2% to 0.45% per annum commitment fee dependent on the Company’s leverage ratio. Under the credit agreement, the Company is required to maintain a debt service coverage ratio greater than or equal to 1.25 : 1, a Leverage Ratio less than or equal to 5 : 1 (decreasing to 4 : 1 on September 30, 2008 and to 3.5 : 1 on September 30, 2009), and a Tangible Net Worth greater than 80% of the Tangible Net Worth at June 30, 2007 plus the aggregate of 50% of Net Income for each fiscal quarter thereafter. Both the Term Loan and the Revolving Loan are secured against the Company’s assets, including the Company’s silver interests. The Company has paid $2.5 million in debt financing costs relating to the credit agreement which was capitalized to the cost of the Peñasquito contract. During the quarter, the Company repaid $11 million of the balance outstanding on the revolving loan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	25
Three and Nine Months Ended September 30, 2007 (US Dollars - unaudited)

Amounts due and the effective interest rates for the Term Loan and the Revolving Loan are presented below:

	September 30, 2007
(in thousands)	Term Loan	Revolving Loan	Total

Current portion	$28,560	$-	$28,560
Long-term portion	171,440	235,000	406,440
	$200,000	$235,000	$435,000

Interest capitalized	$2,655	$3,218	$5,873
Effective interest rate	6.95%	6.98%	6.97%

The required principal payments under the Term Loan and the Revolving Loan for the next five years and thereafter are as follows:

(in thousands)	Term Loan	Revolving Loan

2007	$7,140	$-
2008	28,560	-
2009	28,560	-
2010	28,560	-
2011	28,560	-
Thereafter	78,620	235,000
	$200,000	$235,000

7.	SHAREHOLDERS’ EQUITY

(A)	SHARES ISSUED

A summary of the Company’s issued and outstanding shares at September 30, 2007 and December 31, 2006 and the changes for the periods ending on those dates is presented below:

	Number of Shares	Price (Cdn$)
At December 31, 2005	183,375,000
Shares issued to Goldcorp in connection with Luismin Transaction	18,000,000	$7.41
Public offering	16,644,000	12.00
Options exercised	2,477,331	3.27
Warrants exercised	63,280	5.08
Restricted share units exercised	2,500	-
At December 31, 2006	220,562,111
Options exercised	1,921,633	3.32
Warrants exercised	33,461	9.68
Restricted share units exercised	2,500	-
	222,519,705

26	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Three and Nine Months Ended September 30, 2007 (US Dollars - unaudited)

(B)	WARRANTS

The following table summarizes information about the warrants outstanding at September 30, 2007:

				Common
				Shares to be	Effective
		Exercise		Issued	Price
	Warrants	Price	Exchange	Upon Exercise	Per Share
	Outstanding	(Cdn$)	Ratio	of Warrants	(Cdn$)	Expiry Date

Share purchase warrants	117,253,000	$ 0.80	0.20	23,450,600	$ 4.00	Aug 5, 2009
Series “A” warrants	40,271,289	1.10	0.20	8,054,258	5.50	Nov 30, 2009
Series “B” warrants	7,780,900	10.00	1.00	7,780,900	10.00	Dec 22, 2010
	165,305,189			39,285,758	$ 5.50

(C)	SHARE PURCHASE OPTIONS

No share purchase options were issued during the quarter (nine months – 740,000). At September 30, 2007 there were 3,311,033 share purchase options outstanding with a weighted average exercise price of Cdn$7.20 per option.

(D)	RESTRICTED SHARE UNITS

During the quarter, the Company issued 1,333 restricted share units at a price of Cdn$12.01 (nine months – 21,333). At September 30, 2007 there were 45,394 restricted share units outstanding.

8.	SUPPLEMENTAL CASH FLOW INFORMATION

		Three Months Ended		Nine Months Ended
		September 30	September 30	September 30	September 30
(in thousands)	Note	2007	2006	2007	2006

Change in non-cash working capital
Accounts receivable		$182	$175	$84	$912
Accounts payable		397	156	823	(1,086)
Accrued liabilities		250	170	73	472
Other		140	(186)	(360)	(530)

		$969	$315	$620	$(232)

Non-cash investing activities, in connection with the acquisition of silver interests

Shares issued to Goldcorp		$-	$	. -	$-	$115,560
Promissory note issued to Goldcorp	5	$-		$-	$-	$20,000

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	27
Three and Nine Months Ended September 30, 2007 (US Dollars - unaudited)

9.	RELATED PARTY TRANSACTIONS

At September 30, 2007, Goldcorp owned 49% of the Company’s outstanding common shares. During the three months ended September 30, 2007, the Company purchased 1.9 million ounces (2006 – 2.2 million ounces) of silver from a subsidiary of Goldcorp at a price of $3.90 per ounce, for total consideration of approximately $7.4 million (2006 - $8.6 million). During the nine months ended September 30, 2007, the Company purchased 5.2 million ounces (2006 – 6.8 million ounces) of silver from a subsidiary at a price of $3.90 per ounce for total consideration of approximately $20.4 million (2006 - $26.6 million).

During the nine months ended September 30, 2007, Silver Wheaton repaid a $20 million promissory note due to Goldcorp (Note 5).

On July 24, 2007, SW Caymans entered into a transaction to acquire 25% of the life of mine silver production from Goldcorp’s Peñasquito project located in Mexico, for an upfront cash payment of $485 million, as described in Note 4. As part of this transaction, Goldcorp’s right to maintain its pro-rata interest in Silver Wheaton has been extended to December 31, 2009.

The Company has an agreement with Goldcorp whereby Goldcorp provides certain management and administrative services at cost. During the quarter, total costs reimbursed to Goldcorp were $60,000 (nine months - $168,000) compared to $55,000 (nine months - $198,000) during the same period in 2006. This agreement allows for cancellation with 30 days notice at any time.

During May 2007, the Company entered into a 9 year lease agreement with Goldcorp for independent office space. The Company will begin making lease payments on December 1, 2007.

At September 30, 2007, the Company owed Goldcorp $111,000 (December 31, 2006, Goldcorp owed the Company – $18,000).

10.	SEGMENTED INFORMATION

The Company’s reportable operating segments are summarized in the table below. This information has been segmented on a silver interests basis.

	Three Months Ended September 30, 2007
(in thousands)	Luismin	Zinkgruvan	Yauliyacu	Stratoni	Peñasquito	Corporate	Consolidated
Statements of Operations

Silver sales	$24,261	$2,949	$9,971	$2,417	$-	$-	$39,598

Cost of sales	7,411	963	3,089	738	-	-	12,201
Depreciation	745	401	2,887	752	-	-	4,785
Earnings from operations	16,105	1,585	3,995	927	-	-	22,612
Expenses and other income	-	-	-	-	-	(3,428)	(3,428)
Net earnings (loss)	$16,105	$1,585	$3,995	$927	$-	$(3,428)	$19,184

Cash flow from (used in) operations	$17,174	$2,241	$6,882	$1,967	$-	$(1,162)	$27,102
Total assets	$186,097	$70,133	$265,525	$56,387	$496,935	$125,227	$1,200,304

28	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Three and Nine Months Ended September 30, 2007 (US Dollars - unaudited)

	Three Months Ended September 30, 2006
(in thousands)	Luismin	Zinkgruvan	Yauliyacu	Corporate	Consolidated
Statements of Operations
Silver sales	$25,720	$3,703	$12,343	$-	$41,766

Cost of sales	8,633	1,118	3,978	-	13,729
Depreciation	782	480	3,755	-	5,017
Earnings from operations	16,305	2,105	4,610	-	23,020
Expenses and other income	-	-	-	(502)	(502)
Net earnings (loss)	$16,305	$2,105	$4,610	$(502)	$22,518

Cash flow from (used in) operations	$17,308	$2,534	$8,365	$55	$28,262
Total assets	$188,911	$73,823	$278,304	$97,085	$638,123

	Nine Months Ended September 30, 2007
(in thousands)	Luismin	Zinkgruvan	Yauliyacu	Stratoni	Corporate	Consolidated
Statements of Operations
Silver sales	$68,497	$17,594	$32,973	$6,130	$-	$125,194

Cost of sales	20,401	5,089	9,840	1,816	-	37,146
Depreciation	2,050	2,121	9,195	1,851	-	15,217
Earnings from operations	46,046	10,384	13,938	2,463	-	72,831
Expenses and other income	-	-	-	-	(5,856)	(5,856)
Net earnings (loss)	$46,046	$10,384	$13,938	$2,463	$(5,856)	$66,975
Cash flow from (used in) operations	$48,635	$12,701	$23,133	$4,338	$(3,959)	$84,848

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	29
Three and Nine Months Ended September 30, 2007 (US Dollars - unaudited)

	Nine Months Ended September 30, 2006
(in thousands)	Luismin	Zinkgruvan	Yauliyacu	Corporate	Consolidated
Statements of Operations
Silver sales	$79,966	$14,239	$23,685	$-	$114,890

Cost of sales	26,646	4,955	7,391	-	38,992
Depreciation	2,379	2,127	6,988	-	11,494
Earnings from operations	47,941	7,157	9,306	-	64,404
Expenses and other income	-	-	-	(2,946)	(2,946)
Net earnings (loss)	$47,941	$7,157	$9,306	$(2,946)	$61,458

Cash flow from (used in) operations	$50,542	$8,722	$16,294	$(665)	$74,893

11.	COMMITMENTS

The Company is committed to an annual operating lease for the Company’s office space and certain other commitments. The minimum annual payments for the next five years and thereafter are as follows:

(in thousands)
2007	$18
2008	442
2009	452
2010	454
2011	466
Thereafter	1,202
$3,034

CANADA – HEAD OFFICE

SILVER WHEATON CORP.
Park Place, Suite 3150 – 666 Burrard Street
Vancouver, BC V6C 2X8
T 604 684 9648
F 604 684 3123
www.silverwheaton.com

CAYMAN ISLANDS OFFICE

SILVER WHEATON (CAYMANS) LTD.
PO Box 1791GT, 1st Floor, Cayman Corporate Centre
49 Hospital Road
Grand Cayman, Cayman Islands
T 345 946 7603
F 345 946 7604

STOCK EXCHANGE LISTING

Toronto Stock Exchange: SLW
New York Stock Exchange: SLW

DIRECTORS

Peter Barnes
Lawrence Bell
John Brough
Peter Gillin
Douglas Holtby
Eduardo Luna, Chairman
Wade Nesmith

OFFICERS

Peter Barnes
President and Chief Executive Officer

Randy Smallwood
Executive Vice President, Corporate Development

Nolan Watson
Chief Financial Officer

TRANSFER AGENT

CIBC MELLON TRUST COMPANY
1600 – 1066 West Hastings Street
Vancouver, BC V6E 3X1
Toll-free in Canada and the United States: 800 387 0825
Outside of Canada and the United States: 416 643 5500
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Vancouver, BC

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David Awram
Director, Investor Relations
Toll-free: 800 380 8687
Email: info@silverwheaton.com

Form 52-109F2
Certification of Interim Filings

I, Peter Barnes, Chief Executive Officer of Silver Wheaton Corp., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-

	109	Certification of Disclosure in Issuers’ Annual and Interim Filings) of Silver Wheaton

Corp. (the issuer), for the interim period ending September 30, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

	(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

	(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: October 31, 2007

/s/ Peter Barnes
Peter Barnes
Chief Executive Officer

Form 52-109F2
Certification of Interim Filings

I, Nolan Watson, Chief Financial Officer of Silver Wheaton Corp., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-

	109	Certification of Disclosure in Issuers’ Annual and Interim Filings) of Silver Wheaton

Corp. (the issuer), for the interim period ending September 30, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

	(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

	(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: October 31, 2007

/s/ Nolan Watson
Nolan Watson
Chief Financial Officer